UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 17, 2023

Boxabl Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-3491853
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road

Las Vegas, NV 89115

(Mailing Address of principal executive offices)

(702) 500-9000

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Series A, Series A-1, and Series A-2 Preferred Stock

Item 9.	Other Events

On January 17, 2023, Paolo Tiramani and Galiano Tiramani (the “Initial Stockholders”) and current directors on the Board of Directors (the “Board”) of Boxabl Inc. (“Boxabl” or the “Company”) removed Hamid Firooznia from the Board, and appointed Stan Leopard as a new director in accordance with Sections 2.01(b), (e) and (f) of the Company’s Second Amended and Restated Stockholder Agreement.

Mr. Leopard is currently the principal of Joseki Capital, LLC, a position he has held since 2011. Joseki Capital, LLC, is a partner in Adaptive Partners, LLC, private company growth investors. Adaptive Partners, LLC, formed BXBL Adaptive Partners Syndicate LLC in 2021 to invest in Boxabl, Inc. Mr. Leopard was a strategic advisor to The Pacific Companies, a leading developer of affordable and market-rate housing, from 2007 to 2020. Mr. Leopard has held a California real estate broker's license since 2007. Mr. Leopard served as Chairman and Co-CEO of H2O Environmental, Inc., from 2014 to 2019 when the company was acquired by Clean Harbors, Inc. (CLH). Mr. Leopard has served as a member of the board of Dharma Ground, Inc., a 501C-3 organization, since 2022. During his 46-year business career Mr. Leopard was a Founder and CEO of 4 operating companies, a restructuring executive in 5 companies and led in the design and execution of 11 private company sales transactions including 2 S-1 filings, 4 sales to public companies and 2 sales to a private equity fund.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOXABL INC.

By:	/s/ Paolo Tiramani
Name:	Paolo Tiramani
Title:	Chief Executive Officer

Date:	January 20, 2023